Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 15, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 141

Nuveen Najarian Heat Seeker Portfolio, 2Q 2016

File Nos. 333-211154 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 18, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 141, filed on May 5, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Najarian Heat Seeker Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. We note that the Trust may invest in non-U.S. companies. If this includes investing in emerging market companies, please add appropriate strategy and risk disclosure.

Response: The disclosure has been revised in response to your comment.

Selection of Portfolio Securities (pp. 2-3)

2. You state in the Principal Investment Strategy that the Trust selects a portfolio of ‘blue chip’ common stocks.” However, it is unclear at what step during the security selection process the Sponsor excludes stocks that are not considered “blue chip.” Please clarify.

Response: The disclosure has been revised in response to your comment.

3. Please explain in the prospectus of what you mean when you state that KKM will consider a company’s “exposure to current abnormal legal risks” when determining the final portfolio.

Response: The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren